March 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention:    Kathleen Collins, Dave Edgar
Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
Form 8-K furnished on January 31, 2024
File No. 001-34033
Dear Ms. Collins and Mr. Edgar:
On behalf of Digi International Inc. (the “Company”), this letter confirms my telephone conversation with you earlier today, March 15, 2024, regarding the Company’s request for an extension of time to respond to the comment letter dated March 6, 2024, received from the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

As discussed, the Company requires additional time to prepare its response and currently expects to respond no later than April 3, 2024.

Please feel free to contact me directly with any questions.

Sincerely,

DIGI INTERNATIONAL, INC.

By    /s/ Dave Sampsell
EVP, Corporate Development, General Counsel & Corporate Secretary

cc:    James Loch, Chief Financial Officer
Joshua Colburn, Faegre Drinker Biddle & Reath LLP